Exhibit 99.(d-2)

SCHEDULE I

Name of Portfolio	Annual Fee as a Percentage of Average Daily Net Assets	Reapproval Date

Alger Capital Appreciation Institutional Fund	.81% of the first $2 billion; .65% of assets between $2 billion and $4 billion; .60% of assets over $4 billion	October 31, 2013

Alger Large Cap Growth Institutional Fund (to become Alger Capital Appreciation Focus Fund)	.71% of the first $1 billion; .60% of assets over $1 billion	October 31, 2013

Alger Mid Cap Growth Institutional Fund	.76% of the first $1 billion; .70% of assets over $1 billion	October 31, 2013

Alger Small Cap Growth Institutional Fund	.81% of the first $1 billion; .75% of assets over $1 billion	October 31, 2013

As Revised: September 13, 2012